Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ENERGY CONFIRMS
DECEMBER 2015 DIVIDEND
December 15, 2015 CALGARY, ALBERTA. Crescent Point Energy Corp. ("Crescent Point" or the "Company")  (TSX and NYSE: CPG) confirms that the dividend to be paid on January 15, 2016, in respect of December 2015 production, for shareholders of record on December 31, 2015, will be CDN$0.10 per share.
These dividends are designated as "eligible dividends" for Canadian income tax purposes. For U.S. income tax purposes, Crescent Point's dividends are considered "qualified dividends."
Crescent Point is one of Canada's largest light and medium oil producers, with an annual dividend of CDN$1.20 per share.
CRESCENT POINT ENERGY CORP.
Scott Saxberg,
President and Chief Executive Officer
FOR FURTHER INFORMATION ON CRESCENT POINT ENERGY CORP. PLEASE CONTACT:
Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.
Telephone: (403) 693-0020                                                                    Toll free (U.S. & Canada): 888-693-0020
Fax:                   (403) 693-0070                                                                     Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, AB, T2P 1G1